October 29, 2024

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn: Erin Donahue and Asia Timmons-Pierce

Re:	Vuzix Corp
Registration Statement on Form S-3
Filed October 1, 2024
File No. 333-282438

Dear Ms. Donahue and Ms. Timmons-Pierce:

On behalf of Vuzix Corporation (the “Company”), please accept this letter as the Company’s response to the comments raised by the staff of the Securities and Exchange Commission in its letter dated October 17, 2024 relating to the Company’s above-referenced registration statement.

For your convenience, the staff’s comment has been restated and is followed by the Company’s response.

Registration Statement on Form S-3 filed October 1, 2024

General

1.	Please provide us with your analysis as to why the shares of common stock convertible from the preferred shares to be issued in the second and third closings are eligible to be registered at this time. See SAS C&DI Question 139.11.

Response:

The registration statement has been amended to remove the shares convertible from the preferred shares to be issued in the second and third closings.

2.	If the transaction is treated as an indirect offering by the issuer, then please advise on your eligibility to use Form S-3. In that regard, we note that it appears that your public float is not sufficient to meet the Transaction Requirement in Instruction I.B.1 of Form S-3. Please advise or revise on a Form that you are eligible to use.

Response:

As noted above, the registration statement has been amended such that it includes only the resale of the 7,692,307 outstanding shares of common stock issued in the first closing under the purchase agreement. As the undersigned discussed with the staff, the removal of the shares convertible from the preferred shares to be issued in the second and third closings from the registration statement resolves any concern that the registration statement may be deemed an indirect offering by the Company.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Should you have additional questions regarding the information contained herein, please contact the undersigned.

Sincerely,

/s/ Jeff Cahlon

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036

T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW